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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                 Schedule 14D-1
                               (Amendment No. 1)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934

                          ---------------------------

                             ALBA-WALDENSIAN, INC.
                           (Name of Subject Company)

                          ---------------------------

                             AWS ACQUISITION CORP.
                          a wholly-owned subsidiary of
                           TEFRON U.S. HOLDINGS CORP.
                          a wholly-owned subsidiary of
                                  TEFRON LTD.
                                   (Bidders)
                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)

                           --------------------------

                                   012041109
                     (CUSIP Number of Class of Securities)

                            ARIE WOLFSON, PRESIDENT
                             AWS ACQUISITION CORP.
                                C/O TEFRON LTD.
                                28 CHIDA STREET
                            BNEI-BRAK, 51371, ISRAEL
                               011-972-3-579-8701

         (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                With copies to:

                                Morton A. Pierce
                               Douglas L. Getter
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

                           CALCULATION OF FILING FEE
===============================================================================
           Transaction Valuation*                Amount of Filing Fees*
-------------------------------------------------------------------------------
              $62,234,040.67                          $12,447
===============================================================================

* Estimated for purposes of calculated the amount of the filing fee only. The amount assumes the purchase of 3,246,045 shares of common stock, $2.50 par value (the "Shares"), at a price per Share of $18.50 in cash and the cash-out of 187,753 outstanding stock options at a net price of $2,182,208.17. Such number of Shares represents all the Shares outstanding as of November 5, 1999 and assumes the exercise of all existing vested options, warrants, and other rights to acquire Shares from the Company.
                              --------------------

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $12,335     Filing Party:     Tefron Ltd.
Form or Registration no.:    005-12649   Date Filed:       November 12, 1999

===============================================================================

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         AWS Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Tefron U.S. Holdings Corp., a Delaware corporation ("Parent") and wholly-owned subsidiary of Tefron LTC. ("Tefron"), a corporation organized under the laws of Israel, Parent and Tefron hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Tefron, the Purchaser and Parent to purchase all of the outstanding shares of common stock, par value $2.50 per share (the "Shares"), of Alba-Waldensian, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

14D-1             Tender Offer Statement.

         The cover page of the 14D-1 is amended to remove the following:

                                      "and
                                  Schedule 13D
                   Under the Securities Exchange Act of 1934"

Item 4.           Source and Amount of Funds or Other Consideration.

           The information set forth in Item 4(b) is hereby amended and supplemented by the following:

           The information set forth in the Offer to Purchase under the caption "12. Source and Amount of Funds." is hereby amended to add the following:

                  It is anticipated that funds borrowed to purchase the Shares will be repaid from funds generated internally by Tefron and its subsidiaries or other sources, which may include proceeds from bank borrowings or the sale of debt or equity securities or some combination thereof. Tefron has not made any decisions for such repayment and will determine the actual source of funds for repayment only after the completion of its review of the Company and its analysis of then prevailing market conditions, including interest rates and other economic conditions.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

           The penultimate paragraph under the caption "Introduction" is hereby amended to add at the end of such paragraph the following:

                  If the necessary consent of the holders of the Options is obtained, the outstanding Options will be terminated as of the Takedown Date (as defined herein) for a net payment to the holders of such Options of $2,182,208.17 (less required withholding taxes). See Section 11.

           The paragraph titled "Company Stock Options" under the caption "11. Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company." is hereby amended to add at the end of such paragraph the following:



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                  The Purchaser and Parent have elected to permit the Company to take the actions set forth above as of the Takedown Date. As a result, it is anticipated that, if the necessary consent of holders of Options is obtained, the 187,753 outstanding Options will be terminated for a net payment to the holders of such Options of $2,182,208.17 (less required withholding taxes).

Item 10.          Other Information.

           The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer expired on November 27, 1999. Expiration or termination of the waiting period is a condition to the Offer, and such condition has now been satisfied. On December 3, 1999, the Company and Parent jointly issued a press release which announced the expiration of the waiting period. The joint press release issued by the Company and Parent on December 3, 1999 is filed herewith as Exhibit (a)(9).

Item 11. Material to be Filed as Exhibits.

           Item 11 is hereby amended by adding the following exhibit:

(a)(9) Form of joint press release issued by the Company and Parent on December 3, 1999.



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                                   SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999

                                  AWS ACQUISITION CORP.


                                  By:    /s/ Arie Wolfson
                                        --------------------------------------
                                         Name:  Arie Wolfson
                                         Title:  President


                                  By:    /s/  Micha Korman
                                        --------------------------------------
                                         Name:  Micha Korman
                                         Title:  Vice President


                                  TEFRON U.S. HOLDINGS, INC.


                                  By:    /s/ Arie Wolfson
                                        --------------------------------------
                                         Name:  Arie Wolfson
                                         Title:  President


                                  By:    /s/  Micha Korman
                                        --------------------------------------
                                         Name:  Micha Korman
                                         Title:  Vice President


                                  TEFRON LTD.


                                  By:    /s/ Arie Wolfson
                                        --------------------------------------
                                         Name:  Arie Wolfson
                                         Title:  President


                                  By:    /s/  Micha Korman
                                        --------------------------------------
                                         Name:  Micha Korman
                                         Title:  Vice President

                                        --------------------------------------

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